SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549


SCHEDULE 13G
Under the Securities Exchange Act of 1934

A fee is being paid with this statement.

Name of
Issuer:  KAISER ALUMINUM CORP.
         ____________________________________________________________________

Title of Class
of Securities:  8.255 PRIDES CONVERTIBLE PREFERRED STOCK

CUSIP Number:   483007407


 1)  NAME OF I.R.S. IDENTIFICATION NO. OF REPORTING PERSON

     The Prudential Insurance Company of America    22-1211670

 2)  MEMBER OF A GROUP:  (a)  N/A
                         (b)  N/A

 3)  SEC USE ONLY:




 4)  PLACE OF ORGANIZATION:  A mutual insurance company organized under the laws of the State of New Jersey

NUMBERS OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH:

 5)  Sole Voting Power:                  0    See Exhibit A
 6)  Shared Voting Power:          893,100    See Exhibit A
 7)  Sole Dispositive Power:             0    See Exhibit A
 8)  Shared Dispositive Power:     893,100    See Exhibit A

 9)  AGGREGATE AMOUNT BENEFICIALLY OWNED:  893,100 See Exhibit A

10)  AGGREGATE AMOUNT IN ROW (9) EXCLUDES SHARES:  N/A

11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):  10.1

12)  TYPE OF REPORTING PERSON:  BD, IC, IA

ITEM 1(a).  NAME OF ISSUER:

            KAISER ALUMINUM CORP.

ITEM 1(b).  ADDRESS OF ISSUER'S EXECUTIVE OFFICES:

            5847 SAN FELIPE STREET
            SUITE 260
            HOUSTON, TX  77857

ITEM 2(a).  NAME OF PERSON FILING:

            The Prudential Insurance Company of America

ITEM 2(b).  ADDRESS OF PRINCIPAL BUSINESS OFFICE:

            Prudential Plaza
            Newark, New Jersey  07102-3777

ITEM 2(c).  CITIZENSHIP:

            A mutual insurance company organized under the laws of the State of New Jersey

ITEM 2(d).  TITLE OF CLASS SECURITIES:

            8.255 PRIDES CONVERTIBLE PREFERRED STOCK

ITEM 2(e).  CUSIP NUMBER:

            483007407

ITEM 3. The Person filing this statement is an Insurance Company as defined in Section 3(a)(19) of the Securities Exchange Act of 1934, a Broker-Dealer registered under Section 15 of that Act and an Investment Adviser registered under
            Section 203 of the Investment Advisers Act of 1940.

ITEM 4.     OWNERSHIP:

            (a) Number of Shares
                Benefically Owned:             893,100  See Exhibit A

            (b) Percent of Class:   10.1

                                                   Number
            (c) Powers                          Of Shares
                ---------------------           ---------
                Sole power to vote or                   0   See Exhibit A
                to direct the vote

                Shared power to vote or           893,100   See Exhibit A
                to direct the vote

                Sole power to dispose or                0   See Exhibit A
                to direct disposition

                Shared power to dispose           893,100   See Exhibit A
                or to direct disposition


ITEM 5.     OWNERSHIP OF 5% OR LESS OF A CLASS:

            Not Applicable

ITEM 6.     OWNERSHIP OF MORE THAN 5% ON BEHALF OF ANOTHER PERSON:

            See Exhibit A

ITEM 7.     IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY
            WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE
            ULTIMATE PARENT COMPANY:

            Not Applicable

ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

            Not Applicable

ITEM 9.     NOTICE OF DISSOLUTION OF GROUP:

            Not Applicable

ITEM 10.    CERTIFICATION:

            By signing below, The Prudential Insurance Company of America certifies that, to the best of its knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were note acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

            The filing of this statement should not be construed as an admission that Prudential is or was for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any registered equity securities of the issuer.



                                   SIGNATURE

                 After reasonable inquiry and to the best of its knowledge and belief, The Prudential Insurance Company of America certifies that the information set forth in this statement is true, complete and correct.


             THE PRUDENTIAL INSURANCE COMPANY OF AMERICA

             By:  Richard S. Biegen, Esq.
                  Assistant General Counsel

             Date:   June 9, 1994

             As of:  May 31, 1994


                                   Exhibit A
                                   ---------

ITEM 6.     OWNERSHIP OF MORE THAN 5% ON BEHALF OF ANOTHER PERSON:
            ------------------------------------------------------
            The Prudential Insurance Company of America ("Prudential") may have direct or indirect voting and/or investment discretion over 893,100 shares of the Issuer's common stock which are held for the benefit of its clients by its registered investment companies. Prudential is reporting the combined holdings of these entities for the purpose of administrative convenience.

            Prudential does not acknowledge an obligation to report these holdings as it is not clear that the PRIDES 8.25 Convertible Preferred Stock is a reportable security. However, in the interest of full disclosure, Prudential is voluntarily reporting these holdings.

            These shares were acquired in the ordinary course of business, and not with the purpose or effect of changing or influencing control of the Issuer. The filing of this statement should not be construed as an admission that Prudential is, for the purposes of Sections 13 or 16 of the Securities Exchange Act of 1934, the beneficial owner of these shares.